Hedge Fund Guided Portfolio Solution
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

July 25, 2018
VIA EDGAR

David L. Orlic
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Hedge Fund Guided Portfolio Solution

File Nos. 333-224465 (Pre-Effective Amendment No. 3) & 811-23347 (Amendment No. 3)

Dear Mr. Orlic,
We have reviewed the Staff’s comments on the registration statement filed on Form N-2/A on July 20, 2018, (the “Registration Statement”) for the Hedge Fund Guided Portfolio Solution (the “Fund”) (accession number: 0000898432-18-000847).  Below is a summary of the comments you provided via a telephone conversation with Matt Rogers on Monday, July 23, 2018.  We respectfully submit this response letter on behalf of the Fund.
We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.  The Fund is filing a request seeking effectiveness of its Registration Statement, as amended, on Thursday, July 26, 2018, in conjunction with the filing of this pre-effective amendment.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.
Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement.
Cover Page
1.	In footnote (1), please remove the language “subject to waiver by the Board of Trustees” in the second sentence.
Response: In light of the Staff’s comments, the Fund will amend the disclosure as follows:
The minimum initial investment is $25,000~~, subject to waiver by the Board of Trustees~~. The minimum subsequent investment is $1,000~~, subject to waiver by the Board of Trustees~~. In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts (see “PURCHASING SHARES—Purchase Terms”).  Each prospective investor is required to certify that the Shares purchased are being acquired directly or indirectly for the account of an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, or an investor whose purchase is directed by a registered investment adviser acting in a fiduciary capacity.

Under the Section “SUMMARY OF TERMS - Purchasing Shares” the Fund would revise the language as follows:

Shares may be purchased at the Fund’s net asset value. The minimum initial investment is $25,000~~, subject to waiver by the Board of Trustees~~. The minimum subsequent investment is $1,000~~, subject to waiver by the Board of Trustees~~.  In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts (see “PURCHASING SHARES—Purchase Terms”).

Under the Section “PURCHASING SHARES—Purchase Terms” the Fund would revise the language as follows:

The minimum initial investment is $25,000~~, subject to waiver by the Board of Trustees~~. The minimum subsequent investment is $1,000~~, subject to waiver by the Board of Trustees~~. In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts.  When determining whether to waive the minimum investment amount the Board of Trustees will consider the following factors, including, but not limited to the Shareholder’s overall relationship with the Adviser or Selling Agent, the Shareholder’s accounts with the Selling Agent and such other matters as the Board may consider relevant at the time. Accordingly, the Board may also consider the aggregate value of the accounts of clients of the Selling Agent, whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts.

Repurchases of Shares, page 12
2.
Please clarifying how the Fund will comply with the requirements of Rule 13e-4 if a Shareholder tenders for repurchase only a portion of the Shares, and this results in the Shareholder owning less than the minimum balance required for remaining Shares.  Additionally, please add disclosure noting that the Fund will not discriminate unfairly against any Shareholder.

Response: In response to this comment, the Fund has agreed to the following changes:
Under the Section “Summary of Terms—Redemptions and Repurchases of Shares by the Fund” the Fund would revise the language as follows:

If a repurchase offer is oversubscribed by Shareholders who tender their Shares for repurchase (in other words, if the amount of Shares tendered exceeds the amount that the Fund has offered to repurchase), the Fund will repurchase only a pro rata portion of the Shares tendered, unless the offer to repurchase Shares in the Fund is increased and extended. In addition, a Shareholder who tenders for repurchase only a portion of such Shareholder’s Shares will be required to continue to own Shares having a net asset value not less than $10,000, or such lesser amount as may be established by the Board of Trustees. ~~If a Shareholder tenders an amount that would cause the Shareholder’s account~~

~~balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained.~~ In the event that a Shareholder’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount.  Additionally, the Fund will only repurchase securities in accordance with Rule 13e-4 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and if less than all of the outstanding securities are repurchased, the repurchase will occur on a pro-rata basis, or in such other manner as it will not discriminate unfairly against any Shareholder.

Under the Section “Redemptions and Repurchases of Shares and Transfers — Repurchase of Shares” the Fund would revise the language as follows:

If a repurchase offer is oversubscribed by Shareholders who tender their Shares for repurchase (in other words, if the amount of Shares tendered exceeds the amount that the Fund has offered to repurchase), the Fund will repurchase only a pro rata portion of the Shares tendered, unless the offer to repurchase Shares in the Fund is increased and extended. In addition, a Shareholder who tenders for repurchase only a portion of such Shareholder’s Shares will be required to continue to own Shares having a net asset value not less than $10,000, or such lesser amount as may be established by the Board of Trustees. ~~If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained.~~ In the event that a Shareholder’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount.  Additionally, the Fund will only repurchase securities in accordance with Rule 13e-4 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and if less than all of the outstanding securities are repurchased, the repurchase will occur on a pro-rata basis, or in such other manner as it will not discriminate unfairly against any Shareholder.

Undertakings
3.  Please furnish the information required by Item 34(1) undertaking (1) is not applicable.
Response:  In response to this comment, the Fund has agreed to add the following disclosure to Item 34 of Part C:
The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

Thank you for your attention in these matters.  If you have any questions, you may reach Matt Rogers at 617-951-9417, or George Zornada at 617-261-3231.

Sincerely, /s/ George Zornada George Zornada